      S/RS

06006516

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66921

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/05__ AND ENDING __12/31/05__
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TVA Capital, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

__130 Theory, Suite 200__
(No. and Street)

__Irvine__   __CA__   __92612__
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__Elliot Reiff__   __(949) 679-2105__
                                                                      (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

__Squar Milner Reehl & Williamson, LLP__
(Name – if individual, state last, first, middle name)

__4100 Newport Place, Suite 300 Newport Beach CA 92660__
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED
MAY 0 4 2006
PROCESSING
WASH. D.C.
152
SECTION

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Elliot B. Reiff_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _TVA Capital, LLC_ , as of _December 31_ , 20 _05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Elliot B. Reiff
Signature

Managing Member
Title

PAULETTE J. BROOKS
Commission # 1625982
Notary Public - California
Orange County
My Comm. Expires Dec 29, 2009

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TVA CAPITAL, LLC

REPORT PURSUANT TO RULE 17A-5 (D)
WITH INDEPENDENT AUDITORS' REPORT

December 31, 2005

INDEX TO FINANCIAL STATEMENTS
(AS RESTATED – SEE NOTE 2)

Independent Auditors' Report 1

Statement of Financial Condition 3

Statement of Operations 4

Statement of Changes in Members' Capital 5

Statement of Changes In Liabilities Subordinated
  to Claims of General Creditors 6

Statement of Cash Flows 7

Notes to Financial Statements 8

Supplementary Information

    Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 12

    Computation for Determination of the Reserve Requirements and
    Information Relating to Possession or Control Requirements
    for Brokers and Dealers Pursuant to Rule 15c3-3 13

    Independent Auditors' Supplementary Report on Internal
    Control Required by SEC Rule 17a5 14



INDEPENDENT AUDITORS' REPORT

Squar, Milner, Reehl & Williamson, LLP

Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

To the Board of Directors and Members
TVA Capital, LLC

We have audited the accompanying statement of financial condition of TVA Capital, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in members' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the period January 1, 2005 (Inception) through December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TVA Capital, LLC as of December 31, 2005, and the results of its operations and cash flows for the period January 1, 2005 (Inception) through December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company commenced operations in 2005, has suffered negative cash flow from operations and has incurred net losses since Inception. These matters raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 2. The accompanying financial statements do not include any adjustments relating to this uncertainty.

As discussed in Note 2, the accompanying financial statements have been restated to reflect the reclassification of $22,500 in subordinated notes payable to members as part of members' capital, as approved by the Company's Board of Directors.

Squar Milner Reehl & Williamson, LLP

May 3, 2006
Newport Beach, California

ASSETS

Current assets:
Cash	$ 15,824
Fees receivable	18,260
Prepaid expenses	1,346
Total assets	$ 35,430

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:
Accounts payable and accrued expenses	$ 4,011
Deferred revenue	6,326
Total current liabilities	10,337

Long term liabilities:
Subordinated notes and interest payable to members	11,343
Total liabilities	21,680
Members' capital	13,750
Total liabilities and members' capital	$ 35,430

TVA CAPITAL, LLC
STATEMENT OF OPERATIONS
For the Period January 1, 2005 (Inception) through December 31, 2005

Revenues:

Advisory fees	$ 77,234

Operating expenses:

Regulatory fees	5,654
Professional fees	15,000
General and administrative	65,630
Total operating expenses	86,284
Net loss	$ (9,050)

The accompanying notes are an integral part of these financial statements.

Inception – January 1, 2005	$ –
Capital contributions	22,800
Net loss	(9,050)
Balance – December 31, 2005	$ 13,750

Subordinated Borrowings at Inception – January 1, 2005	$ —
Increases:	
Issuance of subordinated notes	10,500
Interest payable on subordinated notes	843
Decreases:	
Payments of subordinated notes	—
Subordinated Borrowings at December 31, 2005	$ 11,343

Cash flows from operating activities:

Net loss	$ (9,050)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Fees receivable	(18,260)
Prepaid expenses	(1,346)
Interest payable to members	843
Deferred revenue	6,326
Accounts payable and accrued expenses	4,011
Net cash used by operating activities	(17,476)

Cash flows from financing activities:

Loans from members	10,500
Capital contributions	22,800
Net cash provided by financing activities	33,300
Net increase in cash	15,824
Cash, beginning of period	–
Cash, end of period	$ 15,824

Supplemental cash flow information:

Interest paid	$ –
Taxes paid	$ –

1. ORGANIZATION

TVA Capital, LLC ("Company") is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company received approval from the NASD to commence business transactions on August 30, 2005. The Company is a California limited liability company formed on January 1, 2005 (inception). The Company acts as an agent in the offering of private debt or equity placements for early stage companies seeking growth capital. Private placements would be offered to U.S. or foreign institutions and accredited investors, as defined under Regulation D of the Securities and Exchange Commission ("SEC"). The Company also provides fee-based consulting and mentoring services, introductions to resource providers or to sources of non-equity, non-debt capital on a commission basis.

The Company does not provide investment advisory services and is not registered as an investment advisor. The Company does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Restatement

As directed by the NASD, the Company's Board of Directors adopted a resolution to reclassify $22,500 in subordinated notes payable to members as part of members' capital, retroactive to July 5, 2005. Based on such resolution and advice from outside legal counsel, the accompanying financial statements have been restated to reflect the reclassification of such subordinated notes payable to equity.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include, among others, the collectibility of receivables. Actual amounts could materially differ from those estimates.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107, *"Disclosures About Fair Value of Financial Instruments"*, requires that the Company disclose estimated fair values for its financial instruments. Fair values are based upon estimates using present value or other valuation techniques in cases where quoted market prices are not available.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

At December 31, 2005, management believes that the carrying amounts of cash, receivables, and accounts payable and accrued liabilities approximate fair value because of the short maturity of these instruments. It is not practical to estimate member notes of interest payable due to their related party nature.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company does not have any cash equivalent at December 31, 2005.

Concentrations

The Company currently maintains substantially all of its cash with a financial institution. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation ("FDIC"). Cash in bank balances did not exceed the FDIC limit at December 31, 2005.

Revenue Recognition

The Company receives advisory retainer fees in accordance with terms outlined in agreements between the Company and its clients. The Company recognizes these fees as revenue as the services are provided. The agreements require substantial delivery of services to the client in the first sixty days of the term; accordingly, a significant portion of retainer fees received are recognized as income during that period. The remaining fees are recognized as income ratably in the remaining period of the agreement on a straight-line basis. Deferred revenue represents retainer fees received but attributable to the unexpired portion of the respective agreements as of December 31, 2005.

Liquidity Matters and Plans for 2006

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company had net losses of $9,050 and negative cash flows from operations of $17,476. In addition, funds needed for operations may not

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liquidity Matters and Plans for 2006 (continued)

be met with available cash. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management has a number of transactions currently in the market that may close and generate success fees in 2006. In addition, the Company has plans to enter the Direct Participation Product business through an affiliation with Granite Financial. The Company also plans to engage in a number of PIPE transactions in which its public company clients will receive equity from selected capital sources.

There can be no assurance that the Company will be successful in closing these transactions and generating revenues, maintaining revenues at levels sufficient to generate operating profits, or that additional capital will be available to the Company or, if available, that the terms will be satisfactory. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. No provision has been made for income taxes in the accompanying financial statements since such taxes are the responsibility of the Company's respective members.

3. SUBORDINATED NOTES PAYABLE

The Company has existing notes payable to its members totaling $10,500 as of December 31, 2005. These loans bear interest at 10% per annum and mature on April 30, 2010. The proceeds received from these notes were used for working capital purposes. Subordinated interest payable on these promissory notes as of December 31, 2005 totaled $843.

Pursuant to the note agreements, the obligations of the Company with respect to the payment of the principal and interest on these notes shall be subordinate in right of payment to all claims of existing and future creditors of the Company for matters occurring prior to the notes' maturity dates.

At the option of the Company, payment of all or any part of the notes payable prior to maturity date may be made by the Company only upon receipt of the prior written approval of the NASD, but in no event may any prepayment be made within one year.

Consistent with the provisions of 17 CFR240.15c3-1, subordinated notes and interest relating to these notes from owners may be included as regulatory net capital when such notes are approved by NASD. As of December 31, 2005, NASD has approved subordinated notes totaling $10,500.

4. RELATED-PARTY TRANSACTIONS

The Company shares office facilities with The Technology Venture Alliance, Inc. ("Alliance"), a related party. The Company entered into an agreement with Alliance, whereby the latter provides facility and administrative support to the Company, on a monthly basis, for expenses such as rent, utilities and manpower based on percentage of shared office space and headcount of personnel. Payments made to Alliance for the year ended December 31, 2005 totaled $56,725, which are included in general and administrative expenses.

The Company also paid a total of $15,000 to Angel Strategies, LLC, a related party, for consulting services for the year ended December 31, 2005, which is included in professional fees.

5. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. In the computation of the net capital requirements, NASD's approved subordinated loans and interest on these loans can be used as additional capital.

At December 31, 2005, the Company had a regulatory net capital of $5,487, which was in excess of the minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 1.88 to 1. Consequently, at December 31, 2005, the Company was in compliance with both the minimum net capital and ratio of aggregate indebtedness to net capital requirements of Rule 15c3-1.

As of December 31, 2005, NASD approved $10,500 of subordinated loans from members.

SUPPLEMENTARY INFORMATION

TVA CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AS RESTATED – SEE NOTE 2)
December 31, 2005

Net capital:		
Members' capital	$	13,750
Additions:		
Approved subordinated loans and interests		11,343
Deductions:		
Accounts receivable, net		(18,260)
Prepaid expenses		(1,346)
Regulatory capital		5,487
Minimum net capital requirement		
(greater of 6-2/3% of aggregate indebtedness or $5,000)		(5,000)
Excess regulatory capital	$	487
Total aggregate indebtedness	$	10,337
Ratio of aggregate indebtedness to net capital		1.88

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	13,544
Audit adjustments:		
Accounts payable and accrued expenses		(1,731)
Deferred revenue at year end		(6,326)
Regulatory capital – December 31, 2005	$	5,487

TVA CAPITAL, LLC
SUPPLEMENTARY INFORMATION
COMPUTATION FOR THE DETERMINATION OF THE RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR
CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3
December 31, 2005

1. **COMPUTATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3**

The Company is exempt from provisions of SEC Rule 15c3-3 under paragraph (k)(3) of the Rule by order of the Securities and Exchange Commission.

2. **INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**

The Company is exempt from provisions of SEC Rule 15c3-3 under paragraph (k)(3) of the Rule by order of the Securities and Exchange Commission.



SQUAR MILNER

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors and Members
TVA Capital, LLC:

Squar, Milner, Reehl & Williamson, LLP

Certified Public Accountants and Financial Advisors

Squar Milner Financial Services, LLC

Squar Milner Real Estate Services, GP

In planning and performing our audit of the financial statements and supplemental schedules of TVA Capital, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

4100 Newport Place
Third Floor
Newport Beach, CA
92660

Phone: 949.222.2999
Fax: 949.222.2989

www.squarmilner.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but

not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squar Milner Reehl & Williamson, LLP

May 3, 2006
Newport Beach, California



SQUAR MILNER

SQUAR, MILNER, REEHL & WILLIAMSON, LLP
SQUAR MILNER FINANCIAL SERVICES, LLC
SQUAR MILNER REAL ESTATE SERVICES, GP
SQUAR MILNER CORPORATE DILIGENCE SERVICES, GP

4100 NEWPORT PLACE, THIRD FLOOR, NEWPORT BEACH, CA 92660
TEL: 949.222.2999   FAX: 949.222.2989

WWW.SQUARMILNER.COM